UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Thomas Dziersk, Executive Vice President, Sales and Marketing, of JDA Software Group, Inc. gave a presentation at a conference for supply chain professionals on November 5, 2012 during which the following slides were presented.

i2 manugistics E3 intactix Arthur

jda FOCUS CONNECT 2012

JDA Strategy & Vision Tom Dziersk EVP Sales & Marketing

Forward-Looking Statements Disclaimer
This PRESENTATION may contain forward-looking statements. These forward-looking statements involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding information regarding the intent, belief or current expectation of JDA Software Group, Inc. (the “Company”) and members of its senior management team. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook for the Company’s businesses, performance and opportunities and regulatory approvals, the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on August 6, 2012, its Quarterly Reports on Form 10-Q, its Current
Reports on Form 8-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by an affiliate (the “Merger Sub”) of
RP Crown Parent, LLC (the “Parent”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Proxy
Statement on Schedule 14A to be filed by the Company. All of the materials related to the transaction (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260,
telephone number (480-308-3392) or mike.burnett@jda.com. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Forward-Looking Statements Disclaimer
Notice to Investors
Pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 1, 2012, by and among the Company, Parent and Merger Sub, Merger Sub will commence a tender offer within the time period specified in the Merger
Agreement to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company.  The tender offer has not yet commenced. This PRESENTATION is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the SEC. At the time the offer is commenced, Merger Sub will file a Tender Offer
Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on
Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A
RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION
STATEMENT WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE
URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING
ANY DECISION WITH RESPECT TO THE TENDER OFFER. All of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by the Company with the SEC by contacting  Company Investor Relations at 14400 N. 87th
Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or
mike.burnett@jda.com.

Forward-Looking Statements Disclaimer
Additional Information about the Merger and Where to Find It
This communication may be deemed to be proxy solicitation material in respect of the proposed acquisition of the Company by an affiliate of Parent. In connection with the potential one-step merger, the Company will file a Proxy Statement on Schedule 14A with the SEC. Additionally, the Company will file other relevant materials with the SEC in connection with the proposed acquisition of the Company pursuant to the terms of the Merger Agreement. THE PROXY
STATEMENT AND OTHER RELEVANT MATERIALS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS AND STOCKHOLDERS OF THE
COMPANY ARE URGED TO READ CAREFULLY AND CONSIDER THESE MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY
VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The materials to be filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. After the Company’s filing thereof, investors and stockholders will also be able to obtain free copies of the Proxy Statement from the Company by contacting Company Investor Relations at 14400 N. 87th Street, Scottsdale, Arizona 85260, telephone number (480-308-3392) or mike.burnett@jda.com.
The Company and its directors, executive officers and other members of their management and employees, under the SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2012 Annual Meeting of Stockholders, which was filed with the SEC on October 4, 2012, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on August, 6, 2012, and the proxy statement and other relevant materials which may be filed with the SEC in connection with the transaction when and if they become available. Information concerning the interests of the
Company’s potential participants, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the transaction when it becomes available.
[Contact Information]
Media: Beth Elkin   469-357-4225     beth.elkin@jda.com
Investors: Mike Burnett 480-308-3392 milke.burnett@jda.com ]

Winning Profitably in a Changing World New Challenges New Opportunities New Solutions

JDA Software & RedPrairie have
entered into a definitive merger
agreement Expected close: end of 2012
JDA CEO Hamish Brewer expected
to lead the combined company as its Chief
Executive
Exciting News!

Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Our companies’
combined solution
breadth, commitment to innovation
and world-class associate base will
allow us to deliver differentiated
solutions that enable companies to
achieve a greater command of
commerce from raw materials to
finished product and into the hands
of consumers through any channel.
The Combined Company

The
FIRST
Our Companies
COMBINED
Creates the FIRST global
enterprise software and services
company providing integrated
supply chain planning and
execution solutions for
manufacturers and retailers
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
Our Companies
COMBINED

A Unique Combination
•
JDA’s market-leading supply chain planning, merchandising and pricing solutions
are a perfect strategic fit with RedPrairie’s rich
heritage in warehousing, workforce management, store operations and e-commerce
•
Supports the all-channel capabilities that retailers and manufacturers must have to meet the needs of today’s hyper-connected consumers
•
Immediately represents a $1 billion+ powerhouse with a compelling value proposition for success today and continued growth in the future
The Combined Company

Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

The biggest and the best run companies
• JDA currently has over
2,700
customers
• Red Prairie has over
1,400
customers
Sharing customers in retail and manufacturing:
•
82
of the Stores Magazine global top 100 retailers
•
87
of the Consumer Goods Technology global top 100
•
22
of the Gartner Supply Chain Top 25
The Combined Company

Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

• Over
4,900
associates in total
•
Over 500 sales & marketing
associates in the field
• Over
1,200
associates in global
R&D organization
• A global solutions delivery capability
enabled by a world-class consulting
organization of over  2,100
associates
The Combined Company

A dedicated team
focused on delivering value to customers
globally with innovative solutions and services including:
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

A heritage of innovation
and global thought leadership
•
A global cloud delivery platform
•
The Combined Company

Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
Capable of enabling thousands of customers
to operate their mission critical supply chain
systems and processes with faultless quality
More than 300 patents granted and pending

Winning Profitably in a Changing World Requires Innovation 12 LONG-TERM VALUE DELIVERY SERVICES SOLUTIONS Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Retailing in a Consumer-Centric
World
• Migrate from product to customer centricity
• Optimize profitability in a real-time cross-channel shopping environment
• Utilize a consistent view of the customer across channels to drive loyalty
• Systematically provide differentiated
service to different customers
• Quickly respond to dynamic shifts in consumer demand
Success for retailers
in the next
decade will be defined by their ability to:
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

JDA Customer Engagement Cloud
• An innovative new solution from JDA
• A foundational component of the
consumer-connected retail
business model
• Designed to be implemented on top
of your existing ERP infrastructure
• Delivered on the JDA Cloud platform
Consumer-Connected Retail
Delivered anywhere in real time
on the JDA Cloud platform
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Balance Profitability and
Customer Satisfaction
•
•
– Mobile empowerment of store associates
– Real-time, multi-echelon inventory optimization
•
•
JDA Customer Engagement Cloud
General availability December 2012
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
Converting shopper to buyer
Transform store into an asset
Consistent customer experience
JDA patented profitable promising algorithm

Manufacturing in a
Consumer-Centric World
Power-up the supply
chain by connecting
it to the shelf to:
•
•
•
Manufacturer’s Supply Chain
Warehouse Raw Materials Factory
Warehouse Consumers Store /
e-commerce
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
Improve on-shelf availability
Reduce inventory across
the entire value chain
Set integrated supply
chain strategies from
raw materials to delivery
to the shelf

Hyper-scalable solution designed to allow
manufacturers to collaborate with retailers at the shelf
•
•
•
•
•
Available now on the JDA Cloud
for rapid deployment
JDA Shelf-Connected Cloud
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
Improve on-shelf availability
Eliminate the inventory “bubble”
Localize assortments
Reduce costs and increase competitiveness
Analysis dashboards for out-of-stocks,
sell-through and inventory performance

Winning Profitably in a Changing World Requires Innovation 18 Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL LONG-TERM VALUE DELIVERY SERVICES SOLUTIONS

JDA Integrated Service Delivery
We have re-organized our business
to support our paradigm shift to cloud
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
• Integrated
– Consulting
– Education
– Cloud services
– Support
• Regional leaders responsible for
all services
• Global standards, processes, knowledge, tools

Benefits
– Simpler, single point of service for JDA customers
– Increased efficiency and agility to
serve you better
– Less work for you,
we manage your evolving needs
– We will apply same processes
with our certified partners
JDA Integrated Service Delivery
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Winning Profitably in a Changing World Requires Innovation 21 Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

JDA Cloud Services
is driving a paradigm shift in
enterprise software development, deployment and
support that provides our customers with:
• Improved business agility
• Risk mitigation
• Investment protection
• Increased customer value
• The first major planning and optimization
solutions platform offering a true cloud
capability
JDA’s Cloud Strategy
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL

Conclusion
Copyright 2012 JDA Software Group, Inc. - CONFIDENTIAL
JDA is transforming to meet today’s challenges
• We are focused on driving value for you
– Agility
– Speed
– Cost reduction
– Value
• We are supporting this transition with ongoing investment
in innovation to enable next-generation operating models